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                                                                     EXHIBIT 4.2

                        WYCKOFF CHEMICAL COMPANY, INC.

                               STOCK BONUS PLAN

     The purpose of this Stock Bonus Plan (the "Plan") is to enhance the ability of Wyckoff Chemical Company, Inc. (the "Company") to retain employees and to induce employees to pursue long-term growth in the Company's business and earnings. This Plan is effective as of January 1, 1986, the date of approval by the Company's Board of Directors. This Plan is intended to be a fringe benefit plan of the Company and is not intended to be a pension plan for purposes of the Employee Retirement Income Security Act of 1974, as amended.

1.   Eligibility.  The participants in the Plan ("Participants") will be all
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     full-time employees of the Company who complete 12 consecutive months of employment with the Company following date of hire.

2.   Award of Company Shares.  A Participant who has completed 12 consecutive
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     months of employment with the Company as a full-time employee shall receive
     12 shares of Company common stock after the completion of the 12th month of employment. The Company shall deliver a certificate to a Participant evidencing the 12 shares as promptly as practicable after the expiration of the Participant's initial 12-month employment period.

3.   Administration of Plan.  All questions or issues regarding interpretation
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     or application of this Plan, including, without limitation, questions of eligibility for benefits or the amount of benefits, will be resolved by the Board of Directors of the Company, whose determination shall be final and binding.

4.   Amendment of Plan.  The Company reserves the right to amend or terminate
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     this Plan at any time in its sole discretion.

5.   No Right to Employment.  Nothing in this Plan shall be construed as
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     granting a Participant the right to be continued in the employment of the
     Company for any given period or upon any specific terms of employment. The Company may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan.

6.   No Rights as Shareholder.  A Participant will have none of the rights of a
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     shareholder until shares of the Company's common stock are issued to the
     Participant.

7.   Governing Law.  The validity, construction and effect of the Plan shall be
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     determined in accordance with the laws of the State of Michigan without giving effect to conflict of laws principles.

8.   Change in Control.  Upon a change in control of the Company, the acquiring
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     company will assume this Plan and be obligated in all respects that the
     Company was obligated before the change in control. All shares of Company common stock issuable and to become issuable under the Plan at the time of the change in control will be adjusted in accordance with the exchange ratio contained in definitive acquisition agreements executed in connection with the change in control so that upon a Participant's 12-month anniversary the acquiring company will be obligated to issue to that Participant 12 shares of common stock, as adjusted in accordance with the exchange ratio.